

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 16, 2017

Michael Dent
Chief Executive Officer
HealthLynked Corp.
1726 Medical Boulevard
Suite 101
Naples, Florida 34110

> **Re: HealthLynked Corp.**
> **Registration Statement on Form S-1**
> **Filed February 8, 2017**
> **File No. 333-215963**

Dear Mr. Dent:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We acknowledge the arguments made in response to our prior comment 1. However, it continues to appear to us that the offering amounts to an indirect primary. As previously noted, this means that the offering price must be fixed for the duration of the offering and identify the selling shareholders as underwriters on the prospectus cover page.

Risk Factors, page 5
The departure or loss of Robert Horel, our Chief Commercial Officer, could disrupt our business, page 6

2.   Based on your remarks concerning the importance of Robert Horel for the company, it appears that his employment contract is a material contract. Please file the agreement as an exhibit and disclose its material terms.

Financial Statements

Issuance of Common and Preferred Stock, page F-15

3.   We have considered your response to comment 12 and it remains unclear to us how a $1,625,000 valuation for HealthLynked Corp. was justifiable as of September 5, 2014. Your response explains that Dr. Dent was issued disproportionately more shares in HealthLynked Corp. because Dr. Dent was responsible for creating the HealthLynked Network and HealthLynked Corp. Currently however "HealthLynked Network is in the early stages of development" and prior to this merger HealthLynked Corp. was a shell company without material operations between its formation on August 6, 2014 and the September 5, 2014 merger date. In this regard please describe for us the following:
  - How and when HealthLynked Corp. came to own and benefit from HealthLynked Network,
  - The considerations exchanged in the acquisition of HealthLynked Networks by HealthLynked, Corp. and how they were accounted for,
  - The extent to which HealthLynked Neteworks and HealthLynked Corp. engaged in material development and other business operations prior to the September 5, 2014 merger, and if material how pre-merger results of HealthLynked Neteworks and HealthLynked Corp. are accounted for in your historical financial statements,
  - Why you considered HealthLynked Network to be in the healthcare information services ("HIS") industry when, on September 5, 2014, it appears to have been a component of a shell company without material operations, and
  - How you determined and calculated the $1,625,000 and $875,000 values attributed to HealthLynked Corp. and Naples Women's Center, respectively, at the time of the merger.

4.   It further appears from your response to comment 12 that Dr. Dent was compensated with common stock in the September 5, 2014 transaction for $402,000 of pre-merger loans he made to Naples Women's Center. These related party loans however appear to have been repaid in cash according to the disclosures in your consolidated statements of cash flows for the year ended December 31, 2014. Please clarify your accounting for this portion of the transaction and explain why neither your consolidated statements of changes in shareholders' deficit and of cash flows for the year ended December 31, 2014 reflect a

non-cash issuance of common shares in settlement of $402,000 of related party loans as of September 5, 2014.

5. Please also tell us how you accounted for the *option* granted to Dr. Monaco prior to the merger, as described in your response to comment 12.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at (202) 551-3436, Celeste Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Gregory Sichenzia, Esq.
     Avital Even-Shoshan, Esq.